RECEIVED

2007 JUL 10 A 9:43

26 June 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

07025005

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 25 June 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw

华业集团有限公司
UOL Group Limited
Company Registration No 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL GROUP LIMITED Company Registration No. 196300438C

ACQUISITION OF INTEREST IN P.T. SARINITOKYU HOTEL INTERNATIONAL

On 30 March 2007, UOL Group Limited (the "**Company**") announced that amongst other things, it had entered into conditional agreements to acquire from Tokyu Corporation, a 41.47% interest in the share capital of PT Sarinitokyu Hotel International ("**PT Sarini**"), a company incorporated in Indonesia which owns the 400-room Sari Pan Pacific Hotel in Jakarta, Indonesia. The Board of Directors of the Company is pleased to announce that its wholly-owned subsidiary UOL Overseas Investments Pte Ltd has entered into a conditional Sale & Purchase Agreement to acquire a further 7.2% interest in the capital of PT Sarini comprising 540 shares of Rp378,000 each for a consideration of US$605,800.

Upon completion of the acquisition of shares in PT Sarini from Tokyu Corporation and Sojitz Corporation, the Company will have an aggregate interest of 48.67% in PT Sarini. Completion of these acquisitions is conditional upon certain conditions being fulfilled, including the waiver by existing shareholders of PT Sarini of their pre-emptive rights and the approval from the shareholders of PT Sarini at a shareholders' meeting to be convened.

The consideration was arrived at based on negotiations conducted on a willing buyer and willing seller basis. The Acquisition will be financed through internal resources and/or external borrowing and is not expected to have a material financial impact on the net tangible asset per share or earnings per share of the Company and its subsidiaries for the financial year ending 31 December 2007.

The Board is not aware that any Director or any of the substantial shareholders of the Company has any interest, direct or indirect, in this Acquisition.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 25 June 2007 to the SGX

END